August 22, 2024

Paul Thompson
Chief Executive Officer
KinderCare Learning Companies, Inc.
5005 Meadows Road
Lake Oswego, OR 97035

       Re: KinderCare Learning Companies, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 26, 2024
           CIK No. 377-07356
Dear Paul Thompson:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Prospectus Summary
Our Company, page 2

1. We note your disclosure that your "uncompromising commitment to quality education offers a differentiated value proposition to children, families, schools and employers..."
       Please revise your disclosure to more clearly state why your offerings are distinct from other educational services and how specifically they offer a differentiated value proposition to customers.
2. Please expand your disclosure related to your company structure and history to clarify which operations are conducted through subsidiaries. Please also discuss the company's ownership of such subsidiaries and clarify that the registration statement relates to investment in the holding company rather than the operating subsidiaries.
 August 22, 2024
Page 2

Our Industry, page 5

3. To provide additional context to investors, please expand your disclosure regarding market trends and dynamics to address the anticipated impact of funding for federal subsidies and trends in labor force participation on your business. In this regard, we note that your discussion of other market trends and dynamics in this section also describes management's beliefs as to how they may impact your company.
Our Growth Strategies, page 8

4. To provide additional context to investors, please expand your disclosure regarding your quintile analysis by EBIDTA levels, including but not limited to clearly labeling or identifying the EBITDA levels associated with each quintile, or tell us why such information would not be useful for investors.
Summary Risk Factors, page 10

5. Please include as a summary risk factor the fact that PG may control all corporate decisions and have interests that conflict with the interests of investors and the company.
Risk Factors
Risks Related to our Business
Public health crises and outbreaks of widespread health pandemics or epidemics..., page 27

6. Please expand your disclosure noting that the COVID-19 pandemic and recovery therefrom disrupted your operations and had "lingering impacts" to clarify the nature of the disruptions and the lingering impacts. Please also disclose whether such disruptions and impacts continue to affect your business and operations. If material, please quantify relevant impacts.
Management's Discussion & Analysis of Financial Condition and Results of Operations, page 57

7. We note that acquisitions represent "an integral part of [your] growth strategy." Here or elsewhere as appropriate, please elaborate on any pending or planned material acquisitions, including whether you have entered into any negotiations or agreements with potential acquisition partners.
Results of Operations
Comparison of the Fiscal Years Ended December 30, 2023 and December 31, 2022, page 64

8. Please expand your revenue discussion to provide quantified explanations for the $179.2 million higher ECE same-center revenues driven by centers that were classified as same-
       centers as of both December 30, 2023 and December 31, 2022. In doing so, please describe and quantify the extent to which such change is attributable to changes in tuition rates or to changes in occupancy. Refer to Item 303(b)(2) of Regulation S-K. This comment also applies to the revenue discussion in your comparison of fiscal year 2022 and fiscal 2021 on page 66.
Non-GAAP Financial Measures, page 69

9. In your adjusted EBITDA and adjusted net income(loss) reconciliations, you present a non-GAAP adjustment for management and advisory fee incurred in connection with your
 August 22, 2024
Page 3

       related-party Services Agreement. Please tell us the nature of the services provided by the related-party provider and whether these services will be performed in house after the
       Services Agreement automatically terminates upon the consummation of this offering. In the case you will continue to perform similar functions in house, please tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations in determining the appropriateness of this adjustment.
Our Business
Our Competitive Strengths, page 90

10. Please expand your disclosure regarding Human Sigma Scores and the related chart to more clearly state what such scores represent. Specifically, please indicate what each of the six buckets signify and how they correlate with average center occupancy.
Educational Excellence
Voluntary, Third-Party Accreditation, page 97

11. To enhance your disclosure that you voluntarily pursue "nationally recognized accreditation" across all your early learning centers and onsite programs, please identify the independent accrediting agencies from whom you receive such accreditation.
Government Regulation, page 112

12. Please expand your discussion of the government regulations applicable to your business to describe the material effects that compliance with government regulations may have on your business, including but not limited to the impact on your capital expenditures, earnings, and competitive position. Refer to Item 101(c)(2) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 147

13. Please more specifically identify the persons or category of persons that are the "certain employees and service providers...and certain other unitholders" that entered into the
       Operating Agreement, as well as the "certain employees and service providers" that have been granted awards under the 2022 Plan.
General

14. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
15. We note your disclosure that you intend to apply to list your common stock on a securities exchange. Please disclose on your cover page and throughout whether the offering is conditioned on receiving approval to list on such exchange and expand your risk factors accordingly.
 August 22, 2024
Page 4

       Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services